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                               February 12, 2021

       John Wu
       Chief Executive Officer
       Gryphon Online Safety, Inc.
       10265 Prairie Springs Road
       San Diego, CA 92127

                                                        Re: Gryphon Online
Safety, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 19,
2021
                                                            File No. 024-11414

       Dear Mr. Wu:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. Please revise the Public Offering Price to reflect the actual amount an investor must pay to purchase each share of
Series A Preferred Stock. In this regard we note that the effective purchase price per
share is $1.122 due to the 2% SI Securities, LLC Processing Fee.
   2. Please disclose on the cover page that the minimum number of shares being offered is
                                                        454,545 shares of
Series A Preferred Stock and that there is a minimum investment in this offering of 909 shares
of Series A Preferred Stock.
   3. Please disclose that you have three classes of voting securities. Further, clarify the voting rights of the holders
of Preferred Stock. You disclose on the cover page that the holders of your Preferred Stock
must vote to elect two directors designated by the company   s
                                                        founders and one
director designated by a significant shareholder of the company. In addition, investors in
this offering will be granting the Chief Executive Officer of the
 John Wu
FirstName LastNameJohn   Wu
Gryphon Online Safety, Inc.
Comapany12,
February  NameGryphon
            2021         Online Safety, Inc.
February
Page 2 12, 2021 Page 2
FirstName LastName
         Company a proxy to vote all of such investor   s shares of stock in
the event such an
         investor fails to vote. This disclosure appears inconsistent with your disclosure elsewhere that the holders of Series A Preferred Stock have the right to elect one director and the holders of common stock have the right to elect two directors. Please revise.
Plan of Distribution and Selling Shareholders
Other Terms, page 17

4. We note that every investor must pay an investor fee of 2% directly to StartEngine
         Primary, LLC which is capped at $300 per investor. Confirm that the transaction fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C).
         Provide similar disclosure on the Cover Page.
Use of Proceeds to Issuer, page 18

5. Please describe the material terms of the short-term debt you intend to pay off with the proceeds of this offering. Also, clarify whether any of the proceeds will be used to compensate or otherwise make payments to your officers or directors. Refer to
         Instructions 2 and 6 to Item 6 of Part II of the Form 1-A. Management's Discussion and Financial Analysis and Results of Operations Results of Operations, page 24

6. For all periods presented, please expand your analysis to discuss the key volume and pricing characteristics driving your gross profit margins in regard to your sales of WiFi routers, and the expected future trend in gross profits. For further reference, see Item 9 of
         Part II of Form 1-A.
Liquidity and Capital Resources, page 25

7. We note your disclosure on page 27 regarding your ability to continue as a going concern and management's plan to overcome this uncertainty. Please address the following:
             Disclose the facts and circumstances that led to your accountant's report containing substantial doubt about your ability to continue as a going concern;
             Provide a detailed picture of your expenditure and cash needs along with constraints over the next 12 months and management s plans to alleviate such constraints; and
             Expand your discussion to include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing.
 John Wu
FirstName LastNameJohn   Wu
Gryphon Online Safety, Inc.
Comapany12,
February  NameGryphon
            2021         Online Safety, Inc.
February
Page 3 12, 2021 Page 3
FirstName LastName
Interest of Management and Others in Certain Transactions, page 30

8. Please disclose any related party transactions or any currently proposed transactions during the company's last two completed fiscal years and the current fiscal year.
Securities Being Offered
Series A Preferred Stock, page 30

9. Please disclose the material terms of the conversion rights of the Series A Preferred Stock, including the Conversion Price.
Financial Statements, page 35

10. Please include the audit report of Fruci & Associates II, PLLC dated January 15, 2021, with respect to your financial statements as of, and for the years ended, December 31,
         2019 as referenced in its consent in Exhibit 11. Refer to (c)(1)(ii) and (iii) of Part F/S of
         Form 1-A.
Signatures, page 67

11. Please identify and have the offering statement signed by your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of your board of directors or governing body, as appropriate. See Instructions to Signatures of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C.
Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at
(202) 551-
3453 with any other questions.
 John Wu
Gryphon Online Safety, Inc.
February 12, 2021
Page 4
                                           Sincerely,
FirstName LastNameJohn Wu
                                           Division of Corporation Finance
Comapany NameGryphon Online Safety, Inc.
                                           Office of Technology
February 12, 2021 Page 4
cc:       Andrew Stephenson
FirstName LastName